Exhibit 99.1

The Hague, March 13, 2007

AEGON and Clark Inc. complete acquisition

AUSA Holding Company (AUSA), an AEGON company, has completed the tender offer process and finalized the acquisition of Clark, Inc. The sale of Clark Inc.’s other business groups has also been completed.

Clark Consulting (Clark) will operate within the Extraordinary Markets Division, a division focused on the Corporate- and Bank-Owned life insurance (COLI/BOLI) market. Clark will continue to provide a full array of financial products; COLI/BOLI; compensation and benefits consulting; strategic planning and leadership development; and administrative support and client-solution services.

“AEGON has been a strategic partner and supporter of Clark for many years and was the company’s largest institutional shareholder. We are pleased to expand in a market directly related to our core offerings and with an established brand name in the business on our side” said Peter Gilman, Head of AEGON’s COLI/BOLI operations.

Kurt Laning, newly appointed President of Clark Consulting stated: “Clark Consulting is a leader in the COLI/BOLI industry, and we will continue to develop and offer clients cutting-edge financial products and services through multiple distribution channels. Based on our long-term relationships with the nation’s top insurance carriers and fund companies, you can be confident that our ability to serve our clients independently will remain unchanged.”

AUSA Holding Company is a subsidiary of AEGON USA, Inc., which is a wholly owned subsidiary of AEGON N.V., headquartered in The Hague, the Netherlands.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

ABOUT CLARK CONSULTING

Clark Consulting specializes in designing innovative executive compensation and benefit programs that attract, retain, motivate and reward executives, directors and employees. Clark Consulting provides leading edge advice on the design, financing, and plan administration of benefit programs. Clark Consulting currently serves more than 3,000 corporate and banking clients. Visit them on-line at www.clarkconsulting.com.

DISCLAIMER

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

•	All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com